SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*

                                REPSOL YPF, S.A.
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                                (NAME OF ISSUER)

                  Ordinary Shares, nominal value EUR 1.00 each
                         (TITLE OF CLASS OF SECURITIES)
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                                    76026T205
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                                 (CUSIP NUMBER)

                            Sacyr Vallehermoso, S.A.
                          Paseo de la Castellana 83-85
                               Madrid, Spain 28046
                          Attention: Ana de Pro Gonzalo
                                 +34 91 545 5000

                  ---------------------------------------------
                          (Name, Address and Telephone
       Number of Person Authorized to Receive Notices and Communications)

                                December 21, 2006
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

CUSIP NO. 76026T205


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   1     NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  Sacyr Vallehermoso, S.A.
                  IRS 00-0000000
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a) [ ]
         (b) [X]
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   3     SEC USE ONLY
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   4     SOURCE OF FUNDS (See Instructions)
                  BK
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              [ ]
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Kingdom of Spain
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                               7 SOLE VOTING POWER

                                   244,294,779
       NUMBER OF
        SHARES                 8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                     0
         EACH
       REPORTING               9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                       244,294,779

                              10    SHARED DISPOSITIVE POWER

                                    0





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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         244,294,779
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  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)                                  [ ]
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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.01%(1)
------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (See Instructions)
         CO
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(1) 20.01% when calculated on a fully diluted basis, based on 1,220,863,463 shares of common stock of the Issuer outstanding as of December 31, 2005, as reported on the Issuer's Form 20-F filed on July 14, 2006.

     This Amendment No. 6 (this "Amendment") further amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on October 26, 2006 and amended on November 7, 2006, November 14, 2006, November 15, 2006, November 28, 2006 and December 1, 2006 by and on behalf of Sacyr Vallehermoso, S.A., a corporation organized under the laws of the Kingdom of Spain ("SyV") with respect to shares of Ordinary Common Stock, par value EUR
1.00 per share (the "Common Stock" and each such share of Common Stock a "Share"), of REPSOL YPF, a corporation organized under the laws of the Kingdom of Spain (the "Issuer"). The principal executive offices of the Issuer are located at Paseo de la Castellana 278, Madrid, Spain 28046. Unless specifically amended or modified hereby, the disclosure set forth in the Statement on
Schedule 13D dated October 26, 2006 (as previously amended) shall remain unchanged.

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information contained in Item 3 of the Statement on Schedule 13D dated October 26, 2006 (as previously amended) is hereby amended and supplemented by replacing the previous disclosure in its entirety with the following:

     Between September 25 and October 25, 2006, Sacyr Vallehermoso Participaciones Mobiliarias, S.L, a wholly-owned subsidiary of SyV (its "Subsidiary"), purchased, through Banco Santander Central Hispano, S.A. ("Banco Santander") as broker, 65,470,000 shares of Common Stock, which constitute 5.363% of the outstanding shares of Common Stock (based on 1,220,863,463 shares of Common Stock of the Issuer outstanding as of December 31, 2005, as reported on the Issuer's Form 20-F filed on July 14, 2006), for a price of approximately EUR 1.606 billion (or a weighted average price of EUR 24.53 per share of Common Stock).

     Between October 26 and November 2, 2006, SyV, through its Subsidiary, purchased through Banco Santander, as broker, an additional 18,300,000 shares of Common Stock, which constitute an additional 1.499% of the outstanding shares of Common Stock, for a price of approximately EUR 472,429,000 (or a weighted average price of EUR 24.81 per share of Common Stock). These transactions bring SyV's total beneficial ownership in the Issuer to 83,770,000 shares of Common Stock, which constitutes approximately 6.862% of the outstanding shares of Common Stock.

     Between November 3, 2006 and November 8, 2006, SyV, through its Subsidiary, purchased through Banco Santander, as broker, an additional 39,567,934 shares of Common Stock, which constitute an additional 3.241% of the outstanding shares of Common Stock, for a price of approximately EUR 1.066,663,029 (or a weighted average price of EUR 26.95 per share of Common Stock).

     Between November 16, 2006 and November 28, 2006, SyV, through its Subsidiary, purchased through Citigroup Global Markets Limited ("Citigroup"), as broker, an additional 36,913,672 shares of Common Stock, which constitute an additional 3.02 % of the outstanding shares of Common Stock, for a price of approximately EUR 1,019,880,415 (or a weighted average price of EUR 27.6 per share of Common Stock).

     On December 28, 2006, SyV, through its Subsidiary, purchased directly from Banco Santander , an additional 23,000,000 shares of Common Stock, which constitute an additional 1.88% of the outstanding shares of Common Stock, for a price of approximately EUR 612,260,000 (or a weighted average price of EUR 26.62 per share of Common Stock). SyV, through its Subsidiary has also finalized the return total swap agreement with Citigroup described in Item 6 below, and therefore has acquired sole beneficial ownership of 61,043,173 shares of Common Stock, which constitute 5% of the outstanding shares of Common Stock, for a price of approximately EUR 598,412 (or a weighted average price of EUR
27.99 per share of Common Stock).

     These transactions bring SyV's total beneficial ownership in the Issuer through direct ownership of shares of Common Stock by SyV's Subsidiary to 244,294,779 shares of Common Stock, which constitutes approximately 20.01% of the outstanding shares of Common Stock.

     The approximately EUR 4.164 billion investment made on and before November 28, 2006 was financed by Banco Santander through two bridge facilities totaling EUR 2.6 billion (the "Santander Bridge Facilities") to SyV's Subsidiary, for which SyV provided a guarantee, and by short term loans provided by SyV to its Subsidiary for EUR 1.564 billion. These bridge loans were to be refinanced with a limited-recourse long-term loan from Banco Santander pursuant to a long-term loan agreement with Banco Santander. On December 21, 2006, SyV's Subsidiary repaid the amounts outstanding under the Santander Bridge Facilities. and the parties to the Santander Bridge Facilities and the Santander long-term loan agreed to retire the Santander Bridge Facilities and to terminate the Santander long-term loan agreement, in each case without penalty.

     On December 21, 2006 SyV, through its Subsidiary, entered into a syndicated credit Long-Term Loan Agreement (the "Long-Term Loan Agreement") with a group of 29 banking institutions for a loan in the amount of EUR 5.175 million. The loan covers about 79% of the total EUR 6.550 million funding SyV's acquisition, through its Subsidiary, of its 20% total investment in the Issuer, which amount includes repayment of the Santander Bridge Facilities and the unwinding of derivatives. The remaining portion of the funding for SyV's investment in the Issuer came from SyV, pursuant to a capital increase of EUR 200 million and a loan agreement by and among SyV and its Subsidiary in the amount of EUR 1.175 billion (the "Subsidiary Loan Agreement").

         The main terms of the Long-Term Loan Agreement are:


         o     Maximum loan amount of EUR 5.175 billion;

         o Bullet amortization (full amortization at maturity of the total loan amount), with a sole amortization pay-off at maturity;

         o An interest rate of EURIBOR plus a margin of 1.00% through the 24th month, EURIBOR plus 1.10% from the 24th month through the 48th month and EURIBOR plus 1.20% after the 48th month;

         o     A final maturity of 5 years;

         o Covenants preventing SyV's Subsidiary from taking on additional indebtedness and paying dividends to SyV; SyV must remain the sole shareholder of its Subsidiary;

     SyV has provided a corporate guarantee (the "Gurantee") to the lenders under the Long-Term Loan Agreement, signed jointly with the Long-Term Credit Agreement. The Guarantee would be triggered in the event that the loan-to-value ratio becomes less than 105% during first 24 months, 115% from month 24 onwards and 123% at maturity. The corporate guarantee consists of an obligation of SyV to its Subsidiary to provide additional collateral in the form of liquid listed shares or cash in order to reinstate the required loan-to-value ratio. The guarantee is capped at EUR 1.275 billion plus the financing expenses of the loan.

     Also in the Guarantee, SyV has provided collateral to the lenders pursuant to the Long-Term Loan Agreement. The collateral consists of a pledge of 100% of SyV's interests in its Subsidiary,and a pledge of all the shares of Common Stock held by SyV's subsidiary. The voting rights attached to the shares of Common Stock of the Issuer owned by SyV's subsidiary will be retained by SyV's Subsidiary. Certificates representing the shares of the Issuer's Common Stock owned by SyV's Subsidiary will be deposited with Banco

     Santander, which will act as the "Agent Bank" for the Long-Term Loan Agreement. Dividends paid by the Issuer with respect to the shares of Common Stock owned by SyV's Subsidiary (and therefore subject to the pledge) will be deposited in a dedicated account with Banco Santander.

         The main terms of the Subsidiary Loan Agreement are:


            o Bullet amortization (full amortization at maturity of the total loan amount), with a sole amortization pay-off at maturity. Maturity is 5 years, but it can only be repaid if the Long-Term Loan has been paid previously to the banks in full.

            o A fixed interest rate of 4.20%. Interests will only be paid at maturity, provided that the Long-Term Loan has been paid previously to the banks in full.

            o No payment to SyV can be made by SyV's subsidiary until the Long-Term Loan has been paid to the banks in full. The Subsidiary Loan Agreement is, therefore, fully subordinated to the Long-Term Loan.

            o     No additional covenants or obligations.

     The description of the terms of the Long-Term Loan Agreement, the Subsidiary Loan Agreement and the Guarantee contained herein is a summary only and is qualified in its entirety by the terms of the Long-Term Loan Agreement, the Subsidiary Loan Agreement and the Guarantee. The Long-Term Loan Agreement is attached as Exhibit 10.1 hereto, the Subsidiary Loan Agreement is attached as
Exhibit 10.2 hereto and the Guarantee is attached as Exhibit 10.3 hereto.


     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The information contained in Item 5 of the Statement on Schedule 13D dated October 26, 2006 (as previously amended) is hereby amended and supplemented by replacing the previous disclosure in subsections (a) and (b) thereof with the following:

     (a) SyV, through its Subsidiary, beneficially owns 244,294,779 shares of Common Stock as described in Item 3 above and Item 6 below.

     (b) SyV, through its Subsidiary, has the sole power to direct the vote of the 244,294,779 shares of Common Stock described in Item 3 above and Item 6 below, representing 20.01% of the outstanding vote of the Issuer.

     The forgoing ownership and voting rights notwithstanding, all such voting rights are subject to the restriction in the Issuer's organizational documents currently providing that the maximum number of votes that one sole shareholder or one sole group of companies may cast will be 10% of the total voting capital of the Issuer. Therefore, unless this provision in the Issuer's organizational documents is repealed or amended, SyV (together with its Subsidiary) will be prohibited from voting more than 10% of the outstanding shares of Common Stock if its ownership of the Issuer's outstanding voting Common Stock exceeds 10%.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information contained in Item 6 of the Statement on Schedule 13D dated October 26, 2006 (as previously amended) is hereby amended and supplemented by replacing the last two paragraphs thereof with the following:

     A total of 61,043,173 shares of Common Stock were held through the Citibank Total Return Swap transactions, representing 5.0% of the outstanding shares of Common Stock.

     Each Citigroup Total Return Swap was evidenced by a confirmation under a master agreement dated as of November 8, 2006 (the "Citigroup Master Agreement"). Under each of these swap transactions Citigroup assumes the risk of any increases in the price of the notional number of the Issuer's Common Stock covered by the contract between the effective date of the swap transaction and the Valuation Date of January 9, 2007, subject to any early termination.

     On December 21, 2006, the parties to the Santander Master Agreement terminated the Santander Master Agreement without penalty. On December 28, 2006, the parties to the Citigroup Master Agreement terminated the Citigroup Master Agreement without penalty.

     Upon termination of the Citigroup Master Agreement, SyV (through its Subsidiary) received the 61,043,173 shares of Common Stock that were held through the Citibank Total Return Swap at a price of 27.99 per share and Citigroup retained no interest in such shares of Common Stock.

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     The information contained in Item 7 of the Statement on Schedule 13D dated October 26, 2006 (as previously amended) is hereby amended and supplemented by replacing the previous disclosure in its entirety with the following:

EXHIBIT           TITLE

10.1 Long-term facility for acquisition of up to 20% of REPSOL YPF, S.A., dated December 21, 2006, by Sacyr Vallehermoso Participaciones Mobiliarias, S.L., (English translation from Spanish) (to be filed by amendment to this Schedule 13D)

10.2 Loan Agreement by and between Sacyr Vallehermoso, S.A. and Sacyr Vallehermoso Participaciones Mobiliarias, S.L., dated December 21, 2006 (English translation from Spanish) (to be filed by amendment to this Schedule 13D)

10.3 Guarantee of Sacyr Vallehermoso, S.A., dated December 21, 2006 (English translation from Spanish) (to be filed by amendment to this Schedule
         13D)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  December 28, 2006             SACYR VALLEHERMOSO, S.A.


                                      By: /s/ Marta Silva de Lapuerta
                                          -----------------------------
                                      Name:   Marta Silva de Lapuerta
                                      Title:  General Secretary of the Board

                                                                    SCHEDULE 2

The information set forth in the chart in the Statement on Schedule 13D, dated October 26, 2006 (as previously amended), entitled "SCHEDULE 2: Transactions in Shares of the Issuer by Sacyr Vallehermoso During Last 60 Days" is hereby amended and supplemented by replacing the contents thereof with the following:

       TRANSACTIONS IN SHARES OF THE ISSUER BY SACYR VALLEHERMOSO DURING
                                  LAST 60 DAYS

     All the purchases of shares of Ordinary Common Stock set forth below were made through Sacyr Vallehermoso Participaciones Mobiliarias, S.L., a wholly owned subsidiary of SyV. All shares acquired from September 25, 2006 through November 8, 2006 were purchased through Santander Central Hispano Bolsa. All shares acquired from November 16 through November 28, 2006 were purchased through Citigroup Global Markets Limited.The puchase of 23,000,000 shares on December 28, 2006 was through Banco Santander. The purchase of 60,790,904 shares on December 28, 2006 was pursuant to termination of the Citigroup swap agreement. Each purchase, except for one, was made in the Spanish Open market (Sistema de Interconexion Bursatil - Mercado Continuo), and the purchase marked "(1)" was made in an over-the-counter transaction.


              Date of            Number of       Price per Share
          Transaction               Shares            (in Euros)

          Sep 25, 2006              110,000              21.64
          Sep 26, 2006            1,000,000              21.79
          Sep 27, 2006            1,000,000              22.91
          Sep 28, 2006            1,890,000              22.70
          Sep 29, 2006            1,000,000              23.57
           Oct 2, 2006            2,000,000              23.75
           Oct 3, 2006            5,000,000              23.25
           Oct 4, 2006            3,800,000              23.22
           Oct 5, 2006            1,000,000              23.60
           Oct 6, 2006            2,000,000              23.82
           Oct 9, 2006            1,000,000              23.80
          Oct 11, 2006            1,500,000              25.54
          Oct 16, 2006           15,300,000              26.57
          Oct 16, 2006        24,500,000(1)              24.02
          Oct 24, 2006              970,000              25.71
          Oct 25, 2006            3,400,000              25.58
          Oct 26, 2006            3,800,000              26.32
          Oct 27, 2006            2,000,000              26.09
          Oct 30, 2006            3,300,000              26.24
          Oct 31, 2006            2,500,000              26.39
           Nov 1, 2006            3,500,000              24.12
           Nov 2, 2006            3,200,000              26.03
           Nov 3, 2006            2,859,778              26.59
           Nov 6, 2006           11,208,156              26.63
           Nov 7, 2006           18,000,000              26.82

          Nov 8, 2006            7,500,000              27.91
          Nov 16, 2006            1,250,000              30.54
          Nov 17, 2006            4,466,000              27.25
          Nov 20, 2006            3,900,000              27.21
          Nov 21, 2006            3,905,000              27.64
          Nov 22, 2006            3,425,000              27.82
          Nov 23, 2006            2,343,171              27.74
          Nov 24, 2006            4,731,171              27.66
          Nov 27, 2006            6,147,000              27.55
          Nov 28, 2006            6,746,330              27.49
          Dec 21, 2006            23,000,000             26.62
          Dec 21, 2006            61,043,173             27.99
          Dec 28, 2006            23,000,000             26.62
          Dec 28, 2006            61,043,173            27.99

          Total                   244,294,779             26.71





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